

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2021

Kevin Brian Cox
Chief Executive Officer
SurgePays, Inc.
3124 Brother Boulevard, Suite 104
Bartlett, TN 38133

> **Re: SurgePays, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 8, 2021**
> **File No. 333-233726**

Dear Mr. Cox:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registrant Statement on Form S-1 Filed October 8, 2021

Certain Relationships and Related Party Transactions, page 54

1. Please update this section to reflect all related party transactions and any currently proposed transactions, including Centercom's forgiveness of $429,010.11 of your accounts payable owed to Centercom. Please also revise to note that you own 40% of Centercom. Please refer to Item 404(a) of Regulation S-K.

Kevin Brian Cox
SurgePays, Inc.
October 19, 2021
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Steven Lipstein